UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-15032

Enodis plc

(Registrant’s name in English)

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:      X                      Form 40-F:  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     _______                      No:      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     _______                      No:      X

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934.

Yes:     _______                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Explanatory Note:

On November 23, 2004, Enodis plc released an announcement regarding its financial results for the 53 weeks ended October 2, 2004.  The text of that announcement follows, including the Company’s “safe harbor” legend regarding forward-looking statements, which should be deemed by you to apply to all forward-looking statements included in this report.

****************************************************

 23 November 2004

ENODIS PLC

Results for the 53 weeks ended 2 October 2004 (FY04)

Continued Momentum in North American Food Service Equipment

£m (except EPS)
	Q404	Q403		FY04	FY03
	(unaudited)	(unaudited	)
Turnover	198.4	196.8		656.1	679.4
Operating profit	15.6	15.9		41.9	34.5
Adjusted operating profit*	22.0	24.8		57.3	60.8
Profit before tax	9.6	11.2		25.3	15.9
Adjusted profit before tax**	18.7	19.3		41.2	38.9
Basic earnings per share (pence)	8.1	2.0		11.0	2.4
Adjusted diluted earnings per share (pence)**	4.0	4.0		8.6	8.0

Net debt				91.3	139.7

Like-for-like Food Equipment turnover***	188.1	165.4		644.7	612.5
Like-for-like Food Equipment operating profit***	21.5	20.6		65.1	59.4

Highlights

•	FY04 adjusted profit before tax up £2.3m (6%) to £41.2m despite £3.9m adverse FX impact

•	Like-for-like Food Equipment operating profit up £5.7m (10%) on a like-for-like turnover increase of 5%, reflecting a second half recovery in the North American food service equipment markets and the benefit of an extra week’s trading

•	Net debt down 35% to £91.3m and senior credit facilities refinanced

•	Deferred tax credit of £24m contributes to an increase in basic EPS to 11.0p (FY03 : 2.4p)

*	Before operating exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details).
**	Before all exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details). EPS additionally adjusted for the effect of deferred tax.
***	Prior year turnover and adjusted operating profit adjusted for foreign exchange (see Other unaudited financial information in the attached financial statements for details) but not for the extra week.
The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group.

Peter Brooks, Chairman, said:
“I am delighted that our strong market position has enabled us to take advantage of the second half recovery in our North American food service equipment markets. The significant debt reduction and a successful refinancing are further milestones in our progress.”

Dave McCulloch, Chief Executive Officer, added:
“The momentum that we have gained over the past year in our North American food service equipment markets is expected to continue into next year. We are seeing exciting opportunities from a large number of chain customers, who are particularly interested in our Accelerated Cooking Technology ® products and systems. Although we are seeing further headwinds in FY05 from increased materials costs, on balance for the full year we expect our underlying performance in operating profit and net debt to continue to demonstrate steady progress.”

For further enquiries:
Dave McCulloch	Chief Executive Officer	+44 20 7304 6006
Dave Wrench	Chief Financial Officer	+44 20 7304 6006
Richard Mountain/Andrew Lorenz	Financial Dynamics	+44 20 7269 7291

A presentation for equity investors and analysts will be held today at 9.00am at Financial Dynamics. We will also host a conference call for bondholders and US investors at 4.00pm today. The format of this call will be a brief resume of our annual and quarterly results and a Q&A session. For details, please contact Elaine Holder at Financial Dynamics on +44 (0) 20 7269 7121, or Tina Mularski at Enodis on +44 (0) 20 7304 6006.

SEC Filings
Enodis plc has a secondary listing on the New York Stock Exchange (Ticker symbol: ENO) and furnishes reports with the Securities and Exchange Commission (SEC) in the US. These reports contain additional information that is not included in this press release. Copies of the reports are available on the SEC website at www.sec.gov.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent our expectations or beliefs regarding future events, based on currently available information, including statements concerning our anticipated performance. These statements by their nature involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including our substantial debt obligations and restrictive covenants; susceptibility to economic downturns including delays on market improvements; competitive pricing pressures; consolidation or loss of large customers; changes in customer purchasing patterns; unfavorable changes in the price of commodities or raw materials; the results of technological developments; currency fluctuations; the outcome of current lawsuits; recognition of deferred tax assets; and other risks related to our U.S., U.K. and foreign operations. A more complete description of our risk factors is included under "Risk Factors" in our Form 20-F which was filed with the SEC during December 2003, as well as in more recent Form 6-K reports furnished with the SEC

CHIEF EXECUTIVE OFFICER’S REVIEW

Overview

FY04 Group turnover was £656.1m (FY03: £679.4m). Like-for-like Food Equipment turnover* was up 5% to £644.7m as the North American food equipment market recovered over the year, resulting in strong second half sales. It should be noted that FY04 and Q404 contained 53 weeks and 14 weeks respectively, each one week longer than the equivalent period in FY03 and Q403. Of the 5% increase in FY04 like-for-like Food Equipment turnover, we estimate that 2% represented the effect of the extra week. Offsetting these factors was the translation effect of foreign currency exchange rate movements, principally the US dollar, which reduced turnover by £51.2m.

Q404 Group turnover was £198.4m (Q403: £196.8m). Like-for-like Food Equipment turnover in the quarter was up 14% to £188.1m driven by an 18% increase in Food Service Equipment -North America (including 8% due to the effect of the extra week). This increase was partially offset by the translation effect of foreign exchange rate movements of £15.7m and a decrease in Property Division turnover of £5.4m.

FY04 adjusted operating profit** was £57.3m (FY03: £60.8m) after £5.5m of adverse currency effects. Food Equipment like-for-like operating profit* was up £5.7m (10%) to £65.1m with Food Service Equipment - North America up £5.5m (12%) to £51.3m reflecting strong performances in the majority of these businesses.

We benefited from an improving US economy during the period; a return of general market confidence in particular by Quick Service Restaurant (“QSR”) chains; demand for replacement equipment resulting from the easing of tight control on capital expenditure; menu expansion supported by the introduction of new products; and our efforts over the last three years to consolidate our US sales force, dealer and service network.

*	Prior year turnover and adjusted operating profit adjusted for foreign exchange (see Other unaudited financial information in the attached financial statements for details) but not for the extra week.
**	Before operating exceptional items and goodwill amortisation (see Other unaudited financial information in the attachedfinancial statements for details).

The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group.

Our strong North American results more than offset a disappointing European performance where like-for-like operating profit fell by £3.4m (34%) to £6.7m. Difficult market conditions have prevailed in both the UK and Continental Europe where we also saw increased new product development costs. In addition, prior year comparative figures benefited from the profit from a major chain roll-out that was not repeated in the current year. However, on a positive note, our European Ice and Beverage businesses performed well against the backdrop of volume and margin pressures.

Our Food Retail Equipment businesses increased like-for-like operating profit by £3.6m driven by the turnaround of Kysor Warren and the absence, in the current year, of costs associated with a legal claim that has now been settled.

Q404 adjusted operating profit was £22.0m (Q403: £24.8m) after £2.0m of adverse foreign currency effects. Food Equipment like-for-like operating profit increased by £0.9m (4%) to £21.5m as a £1.3m increase in Food Service Equipment - North America and a £1.1m increase in Food Retail Equipment were partially offset by a £1.5m decline in Europe where we increased product development costs and our UK and Continental European operations continued to suffer volume and margin pressures in difficult markets. Food Retail Equipment benefited from the absence of costs associated with the settled legal claim.

FY04 adjusted profit before tax* increased by £2.3m (6%) to £41.2m (FY03: £38.9m) with adjusted operating profit £3.5m lower and interest £5.8m lower than the prior year reflecting lower debt levels. Adjusted profit before tax for the quarter was £18.7m (Q403: £19.3m) with adjusted operating profit £2.8m lower and interest £2.2m lower than the prior year.

FY04 profit after tax improved by £34.5m to £44.0m, where the benefits of improved operating profit and lower interest costs were enhanced by recognition in Q404 of non-cash deferred tax credits of £23.9m principally in respect of our past US operating losses.

Net debt fell by £48.4m (35%) to £91.3m at 2 October 2004 from £139.7m at 27 September 2003. Of this decrease, £38.1m came from our net cash flow and £10.3m was from favourable foreign exchange rate movements.

*	Before all exceptional items and goodwill amortisation (see Other unaudited financial information in the attached financial statements for details). EPS additionally adjusted for the effect of deferred tax.

The above adjusted information is used throughout this document and is presented to indicate underlying operating performance of the Group.

REVIEW OF OPERATIONS

Global Food Service Equipment

Global Food Service Equipment (“GFSE”) comprises our operations in North America, which contribute approximately 75% of GFSE turnover, and those in Europe/Asia.

FY04 turnover was £541.2m (FY03: £552.9m) as a like-for-like turnover increase of £28.3m (6%) was offset by adverse foreign currency translation effects of £40.0m. Q404 like-for-like turnover was up 13% driven by an 18% increase in North America, including the benefit of the extra week.

Turnover £m	FY04	FY03	FX	Like-for-like FY03

Food Service Equipment - North America	395.9	408.4	(39.5)	368.9

Food Service Equipment - Europe/Asia	145.3	144.5	(0.5)	144.0

Global Food Service Equipment	541.2	552.9	(40.0)	512.9

Food Service Equipment - North America FY04 like-for-like turnover was up 7% as a result of the extra week (2%); an increase in confidence by restaurant operators (particularly large chains); demand for replacement equipment as capital expenditure restrictions eased; and menu expansion supported by the introduction of new products. Almost all our Food Service Equipment - North American businesses increased like-for-like turnover, with particularly strong performance in our ice, refrigeration and fryer operations.

Food Service Equipment - Europe/Asia FY04 like-for-like turnover was up 1% as increases in our beverage and ice businesses particularly in Asia, were offset by market decline elsewhere in the UK and Continental Europe.

Like-for like Q4 turnover growth was 13% including the benefit of the extra week, with an 18% growth in North America partially offset by a 1% decline in Europe/Asia.

Adjusted operating profit £m	FY04	FY03	FX	Like-for-like FY03

Food Service Equipment - North America	51.3	50.7	(4.9)	45.8

Food Service Equipment - Europe/Asia	6.7	10.2	(0.1)	10.1

Global Food Service Equipment	58.0	60.9	(5.0)	55.9

Food Service Equipment - North America like-for-like operating profit was up £5.5m (12%) to £51.3m which more than offset a £4.9m adverse foreign exchange movement. Most of our operating companies improved like-for-like operating profit as a result of increased volumes and the aggressive actions that we took to mitigate materials inflation and margin pressures through both price increases and cost reduction measures. We do not anticipate any relaxation of the materials cost pressures and we will continue to mitigate these through the combination of further price increases and our lean operating and purchasing initiatives.

In Q404 the 18% increase in North American like-for-like turnover did not completely drop through to operating profit as we increased discretionary spending postponed from FY03 and incurred start up costs on a major project.

In Food Service Equipment - Europe/Asia we had mixed results. Good performances in our ice and beverage businesses were offset by poor performances elsewhere in the UK and Continental Europe. In the UK, the effects of difficult market conditions were exacerbated by the absence of a repeat of the major chain roll out that occurred in FY03. In Continental Europe we incurred increased product development costs leading to the launch in September of a complete new product line at Convotherm. To maximise the benefit of this development we intend to increase marketing expenditure to help us aggressively pursue market share gains in a large segment.

Europe Restructuring

Markets in Europe remain difficult and we have a few underperforming businesses. In order to increase focus and improve efficiency, since year end we have initiated a restructuring programme that will lead to an exceptional cost of approximately £6m in early FY05, including the redundancy costs of between 150 and 200 people. Estimated annual savings will be approximately £2m the full benefits of which will not be seen until 2006. We believe that these actions will position our European operations for improved profitable growth.

Accelerated Cooking Technology

We are receiving significant interest from a number of large chain customers who are interested in utilising our Accelerated Cooking Technology ® products and systems that improve speed and quality of their menu offerings. Our broad range of products and our unique Technology Center make us ideally suited to satisfy these requests. We currently have a number of accelerated cooking systems on trial with major chains and are optimistic about their future potential.

Enodis is particularly pleased to be supporting McDonald’s with its new hot deli sandwich test. The Enodis Technology Center coordinated the development of a special version of our Lincoln dual technology toaster oven, combined with a unique customised refrigerated preparation unit from Delfield as key elements of the sandwich stations.

In Canada, the initial roll-out of the hot deli concept is underway, with approximately 950 restaurants scheduled to be completed by January 2005. In Australia, there are 42 restaurants currently testing the concept. Additionally, 400 systems were shipped to test restaurants in the US this summer, and McDonald’s will continue to assess future potential for the concept.

We have a number of other accelerated cooking projects underway including supplying KFC in the UK with Merrychef ovens to support their Rice Bowl programme, and working in partnership with BP Connect and Cuisine de France to ensure high quality products in BP Connect’s Wild Bean Cafés.

Food Retail Equipment

Our Food Retail Equipment businesses operate predominantly in the US supplying supermarkets and convenience stores, and also have sales/service offices in Mexico and Canada.

£m	FY04	FY03	FX	Like-for-like FY03

Turnover	103.5	110.8	(11.2)	99.6

Adjusted operating profit	7.1	4.0	(0.5)	3.5

Like-for-like turnover increased by 4% primarily driven by improved performances in Kysor Panel Systems and Kysor Warren de Mexico.

The markets remain competitive but we believe that we have retained our market share with key customers and we are targeting new business as indicated by growth in Canada and Mexico. However, many of our customers tend to award contracts for two to three year periods so renewals are infrequent. The tough market conditions mean that pricing must be competitive to retain, and win new, business making passing on increased materials costs through price increases difficult.

Like-for-like operating profit increased by £3.6m. Kysor Warren continued its trend of improved results and was profitable for the year. Furthermore excess accruals booked in FY03 were released in respect of a legal claim that was satisfactorily settled in the period. Q404 like-for-like operating profit was up £1.1m (61%) to £2.9m.

Kysor Warren is now on a stable operational footing and we will continue to address the challenges of a difficult market in which our existing US supermarket customer base faces strong pressure from its competitors.

OTHER

Property

On 6 September 2004, we completed the sale of a further phase of our Felsted development. This gave rise to turnover of £11.4m (2003: £15.7m) which, along with the ongoing costs of managing our residual property portfolio and the phasing of costs relating to development projects and surplus leasehold properties, led to pre-exceptional operating profit of £2.7m (2003: £5.4m). Annual profit from property development is expected to further reduce over time.

Interest and Refinancing

The FY04 interest charge was reduced by £3.1m to £18.8m after a £2.7m non-cash exceptional charge. Excluding this charge, interest reduced by £5.8m to £16.1m reflecting lower debt levels.

In September 2004, the Group entered into a new five year unsecured revolving credit facility agreement replacing the previous secured senior credit facility which consisted of a revolving credit facility and an expensive fixed term loan. The new facility comprises a $225.0m multi-currency revolving credit facility provided by a substantially reduced syndicate of six key relationship banks. We incurred £0.7m of refinancing fees and booked a non-cash write-off of deferred financing costs of £2.7m relating to the replaced facility.

Annual interest costs are likely to reduce by approximately £1m and the improved terms of this new facility significantly increase our financial flexibility.

Litigation

In July 2004, as reported in our Q304 announcement, the U.S. Bankruptcy Court for the Northern District of Indiana handed down a decision in the trial of the claims asserted by the bankruptcy trustee against Consolidated Industries. This litigation was reported as a contingent liability in previous Enodis annual statements and a contingent liability note is also included as note 8 in the attached financial statements.

The Court has ruled that Enodis should pay $43m (£24m) to the bankruptcy trustee. Enodis has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the U.S. District Court for $8.6m (£5m) when it is appropriate to do so. The Directors, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on that advice further believe it is probable that Enodis’ appeals will be successful. As a result of the Bankruptcy Court’s decision however, we have reassessed our provisions for legal fees and expenses in respect of defending the claims and have provided a further £3.2m.

Exceptional Items

The exceptional items in FY04 relate to the release of disposal warranty accruals that are no longer required following the expiry of the associated warranty periods (£2.2m); additional legal fee accruals associated with the costs of our defence in the Consolidated legal case (£(3.2)m); and the write-off of deferred finance fees (£(2.7)m) relating to amounts previously capitalised in respect of the senior credit facility that was replaced by the Group’s September 2004 refinancing. We will account for the exceptional charges relating to our post year end European restructuring in early FY05.

Tax

Our tax credit for the year was £18.7m (2003: charge of £6.4m) including a pre-exceptional current tax charge of £6.4m and a deferred tax credit of £23.9m. Our current (“cash”) tax rate continues to be approximately 17% of our profits before tax, goodwill amortisation and exceptional items. Our cash tax rate should continue in the range of 15% to 20% for a number of years as we utilise brought forward US tax losses.

As indicated at the time of our Q304 announcement, we have now finalised our long range business plan and tax planning strategies. As expected this reflects a recovery in our North American businesses and an increase in our US taxable profits, providing increased confidence that we will utilise a greater amount of our tax losses. We have therefore recognised an additional deferred tax asset principally in respect of our US tax losses. This credit of £23.9m relates to losses and other short term timing differences.

Earnings per share

FY04 adjusted diluted earnings per share were 8.6p (FY03: 8.0p). Basic earnings per share were 11.0p (FY03: 2.4p).

Dividends

The Board has previously stated its intention to restore the payment of dividends when it is financially prudent to do so. To enable this to happen, certain shareholder and court consents have to be obtained to approve a corporate restructuring of the Group to create distributable reserves. We will commence the necessary process in 2005, incurring exceptional costs of approximately £2m. Reflecting the significant progress of the Group, it is now the Board’s intention, in the absence of unforeseen circumstances, to reinstate dividends in 2006.

Sarbanes-Oxley

We are in compliance with the relevant sections of the Act which are currently in force.

Section 404, which requires increased reporting and audit of internal controls, does not apply to us until our year ending September 2005. We are working towards compliance. The costs involved in achieving compliance are significant.

International Financial Reporting Standards (IFRS)

IFRS applies to Enodis for the first time for our 2006 financial year. Our results for FY05 will therefore continue to be prepared under existing UK GAAP. We are well advanced in our plans for transitioning to IFRS. We expect differences to arise in a number of areas, the most significant being in respect of the accounting for goodwill, pensions and share options.

OUTLOOK

We expect the momentum we have gained over the past year in our US food service equipment market to continue into next year. We are seeing exciting opportunities with a large number of chain customers, who are particularly interested in our Accelerated Cooking Technology ® products and systems.

As previously signalled, we are experiencing significant increases in materials costs resulting in further headwinds in FY05. In Food Service Equipment - North America we will continue to mitigate the additional costs through further price increases and continued focus on our lean operations and cost saving initiatives. In Food Service Equipment - Europe/Asia we saw some inflation this year, and do not expect the same rate of increase in FY05 as will be seen in North America. It will be more difficult to pass on cost increases in Food Retail as the market continues to be challenging.

We have a number of strong European brands including Merrychef and Convotherm where recent and continuing investment will help reinforce and build their market positions. We plan to rationalise manufacturing and reduce our cost base at a number of under performing European businesses, which will give rise to an exceptional charge in early FY05.

In Q105 we expect to see increased like-for-like turnover compared to Q104 particularly in Food Service Equipment - North America, our largest business. The associated contribution will be offset by increased investments in product development and marketing along with materials cost increases not passed on by our price rise, effective January 2005. We expect lower sales in Q105 in Food Retail due to customers’ project delays.

On balance, for the full year we expect our underlying performance in operating profit and net debt in FY05, a 52 week period, to continue to demonstrate steady progress.

D S McCulloch
Chief Executive Officer
23 November 2003

Group profit and loss account
53 weeks to 2 October 2004
		53 weeks to 2 October 2004			52 weeks to 27 September 2003
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	Notes	£m	£m	£m	£m	£m	£m
Turnover
Food Equipment		644.7	-	644.7	663.7	-	663.7
Property		11.4	-	11.4	15.7	-	15.7

Total Turnover	2	656.1	-	656.1	679.4	-	679.4

Operating profit/(loss) before goodwill amortisation
Food Equipment		65.1	-	65.1	64.9	(4.7)	60.2
Property		2.7	-	2.7	5.4	(3.3)	2.1
Corporate costs		(10.5)	(3.2)	(13.7)	(9.5)	(4.5)	(14.0)
		57.3	(3.2)	54.1	60.8	(12.5)	48.3

Goodwill amortisation		(12.2)	-	(12.2)	(13.8)	-	(13.8)
Operating profit/(loss)	3	45.1	(3.2)	41.9	47.0	(12.5)	34.5

Profit /(loss) on disposal of business	4	-	2.2	2.2	-	3.3	3.3
Profit/(loss) on ordinary activities before interest and taxation		45.1	(1.0)	44.1	47.0	(9.2)	37.8

Net interest payable and similar charges		(16.1)	(2.7)	(18.8)	(21.9)	-	(21.9)
Profit/(loss) on ordinary activities before taxation		29.0	(3.7)	25.3	25.1	(9.2)	15.9

Tax on profit/(loss) on ordinary activities	5	17.5	1.2	18.7	(8.2)	1.8	(6.4)
Profit/(loss) on ordinary activities after taxation		46.5	(2.5)	44.0	16.9	(7.4)	9.5

Equity minority interests		(0.1)	-	(0.1)	(0.1)	-	(0.1)
Retained profit/(loss)		46.4	(2.5)	43.9	16.8	(7.4)	9.4

Earnings per share (pence)	6			Pence			Pence

Basic earnings per share				11.0			2.4
Adjusted basic earnings per share				8.7			8.0
Diluted earnings per share				10.9			2.4
Adjusted diluted earnings per share				8.6			8.0

Group statement of total recognised gains and (losses)				53 weeks to 2 October 2004		52 weeks to 27 September 2003
				£m			£m

Retained profit/(loss)				43.9			9.4
Currency translation differences on foreign currency net investments				(8.2)			(4.6)

Total recognised gains and losses for the period				35.7			4.8
Prior period adjustment (note 1)				1.4			-
Total recognised gains and losses since last annual report				37.1			4.8

Group profit and loss account
14 weeks to 2 October 2004

		14 weeks to 2 October 2004			13 weeks to 27 September 2003
		Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Notes	£m	£m	£m	£m	£m	£m
Turnover
Food Equipment		188.1	-	188.1	181.1	-	181.1
Property		10.3	-	10.3	15.7	-	15.7

Total turnover	2	198.4	-	198.4	196.8	-	196.8

Operating profit/(loss) before goodwill amortisation
Food Equipment		21.5	-	21.5	22.7	(2.8)	19.9
Property		4.4	-	4.4	5.4	(0.8)	4.6
Corporate costs		(3.9)	(3.2)	(7.1)	(3.3)	(1.7)	(5.0)
		22.0	(3.2)	18.8	24.8	(5.3)	19.5

Goodwill amortisation		(3.2)	-	(3.2)	(3.6)	-	(3.6)
Operating profit/(loss)	3	18.8	(3.2)	15.6	21.2	(5.3)	15.9

Profit /(loss) on disposal of business		-	-	-	-	0.8	0.8
Profit/(loss) on ordinary activities before interest and taxation		18.8	(3.2)	15.6	21.2	(4.5)	16.7

Net interest payable and similar charges		(3.3)	(2.7)	(6.0)	(5.5)	-	(5.5)
Profit/(loss) on ordinary activities before taxation		15.5	(5.9)	9.6	15.7	(4.5)	11.2

Tax on profit/(loss) on ordinary activities		21.4	1.2	22.6	(4.9)	1.8	(3.1)
Profit/(loss) on ordinary activities after taxation		36.9	(4.7)	32.2	10.8	(2.7)	8.1

Equity minority interest		-	-	-	(0.1)	-	(0.1)
Retained profit/(loss)		36.9	(4.7)	32.2	10.7	(2.7)	8.0

Earnings per share (pence)	6			Pence			Pence

Basic earnings per share				8.1			2.0
Adjusted basic earnings per share				4.1			4.0
Diluted earnings per share				8.0			2.0
Adjusted diluted earnings per share				4.0			4.0

Group statement of total recognised gains and (losses)				14 weeks to 2 October 2004 £m		13 weeks to 27 September 2003 £m

Retained profit/(loss)				32.2			8.0
Currency translation differences on foreign currency net investments				3.5			(0.7)

Total recognised gains and losses for the period				35.7			7.3

 Group balance sheet

	2 October	27 September
	2004	2003
	£m	£m
		(restated note 1)
Fixed assets
Intangible assets: Goodwill	182.3	208.8
Tangible assets	78.0	81.6
Investments	3.3	4.0
	263.6	294.4
Current assets
Stocks	83.2	75.2
Debtors	111.7	118.3
Deferred tax asset	47.2	23.8
Cash at bank and in hand	52.4	77.7
	294.5	295.0
Creditors falling due within one year
Borrowings	(7.2)	(49.3)
Other creditors	(183.6)	(174.6)
	(190.8)	(223.9)
Net current assets	103.7	71.1

Total assets less current liabilities	367.3	365.5

Financed by:
Creditors falling due after more than one year
Borrowings	131.9	160.2
Provisions for liabilities and charges	38.5	44.6
	170.4	204.8

Capital and reserves
Called up equity share capital	200.5	200.2
Share premium account	234.3	234.2
Profit and loss account	(235.7)	(271.4)
ESOP Trust	(2.4)	(2.4)
Equity shareholders’ funds	196.7	160.6

Equity minority interests	0.2	0.1

	367.3	365.5

Group cash flow statement

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
Notes	£m	£m

Net cash flow from operations before exceptional items	75.3	80.0
Net cash flow effect of exceptional items	-	(6.5)

Net cash inflow/(outflow) from operating activities (a)	75.3	73.5
Return on investments and servicing of finance
Net interest paid	(16.7)	(18.9)
Taxation
Overseas and UK tax paid	(6.7)	(7.1)
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	(14.0)	(10.0)
Receipts from sale of tangible fixed assets	0.6	0.6
	(13.4)	(9.4)

Acquisitions and disposals
Disposal of subsidiary undertakings	(0.8)	(1.3)

Cash inflow/(outflow) before financing	37.7	36.8

Financing
Issue of share capital	0.4	-
Net increase/(decrease) in term loans and other borrowings	(63.0)	(32.3)
Capital element of finance lease payments (d)	-	(0.2)
	(62.6)	(32.5)

Increase/(decrease) in cash in the period	(24.9)	4.3

Notes to the group cash flow statement

(a)	Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	53 weeks to 2 October 2004			52 weeks to 27 September 2003
	Before exceptional items	Effect of exceptional items	Total	Before exceptional items	Effect of exceptional items	Total
	£m	£m	£m	£m	£m	£m
Operating profit/(loss)	45.1	(3.2)	41.9	47.0	(12.5)	34.5
Depreciation	11.5	-	11.5	12.4	-	12.4
Amortisation	12.2	-	12.2	13.8	-	13.8
Increase/(decrease) in provisions	(3.3)	-	(3.3)	(2.8)	4.5	1.7
(Increase)/decrease in stock	(10.8)	-	(10.8)	2.6	-	2.6
(Increase)/decrease in debtors	2.1	-	2.1	7.5	-	7.5
Increase/(decrease) in creditors	18.5	3.2	21.7	(0.5)	1.5	1.0
Net cash inflow/(outflow) from operating activities	75.3	-	75.3	80.0	(6.5)	73.5

(b) Reconciliation of net cash flow to movement in net debt

	2 October	27 September
	2004	2003
	£m	£m
Net debt at the start of period	(139.7)	(186.1)
Increase/(decrease) in net cash in the period	(24.9)	4.3
Net (increase)/decrease in other loans	63.0	32.5
Translation differences	10.3	9.6
Net debt at the end of the period	(91.3)	(139.7)

(c) Reconciliation of net debt to balance sheet

	2 October	28 September
	2004	2003
	£m	£m
Cash at bank and in hand	52.4	77.7
Current borrowing	(7.2)	(49.3)
Exclude current proportion of deferred financing costs	(0.6)	(1.9)
	44.6	26.5
10\!% senior subordinated notes	(100.0)	(100.0)
Long-term debt	(30.5)	(58.7)
Long-term lease obligations	(1.4)	(1.5)
Exclude long-term proportion of deferred financing costs	(4.0)	(6.0)
Net debt at end of period	(91.3)	(139.7)

(d) Analysis of movement in net debt

			Translation
	2003	Cash flow	Adjustments	2004
	£m	£m	£m	£m
Cash	77.7	(24.9)	(0.4)	52.4
Borrowings due within one year	(6.7)	(1.5)	0.3	(7.9)
10% senior subordinated notes	(100.0)	-	-	(100.0)
Term loan	(99.8)	92.8	7.0	-
Revolving credit facility	-	(28.3)	-	(28.3)
Other long-term debt	(10.9)	-	3.4	(7.5)
Net debt	(139.7)	38.1	10.3	(91.3)

Notes to the financial statements

1. Basis of Preparation

The results for the years ended 2 October 2004 and 27 September 2003 do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and have been extracted from the Group’s 2004 accounts, approved by the Directors at the Board Meeting on 22 November 2004, which have not yet been filed with the Registrar of Companies.  The Audit Report on these accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The statutory accounts for 2003 have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

The figures for the 14 week period to 2 October 2004 and the 13 week period to 27 September 2003 have been extracted from underlying accounting records and have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). The quarterly financial information is unaudited but included all adjustments (consisting of normal recurring adjustments), which the Group’s management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with UK GAAP have been condensed or omitted.

During Q104, the Group adopted UITF38. Consequently, the impairments booked against the Group’s investment in own shares of £1.1m and £0.3m in FY01 and FY02, respectively, have been reversed and recorded in the profit and loss reserve. The original cost of investment has been reclassified from fixed asset investments to being a deduction in equity shareholders’ funds. Comparative periods have been restated to reflect this accounting treatment. The Group’s ESOP Trust holds 1,269,341 ordinary shares of Enodis plc at a cost of £2.4m. At 2 October 2004, the market value of the shares was £1.1m.

UK GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of US GAAP on the retained profit/(loss) is summarised in Note 9.

2. Turnover

	53 weeks to	52 weeks to	14 weeks to	13 weeks to
	2 October	27 September	2 October	27 September
	2004	2003	2004	2003
			(Unaudited)	(Unaudited)
	£m	£m	£m	£m
Food Service Equipment - North America	395.9	408.4	115.5	109.0
Food Service Equipment - Europe/Asia	145.3	144.5	38.6	39.8
Global Food Service Equipment	541.2	552.9	154.1	148.8
Food Retail Equipment	103.5	110.8	34.0	32.3
Food Equipment	644.7	663.7	188.1	181.1
Property	11.4	15.7	10.3	15.7
	656.1	679.4	198.4	196.8

Notes to the financial statements (continued)

3. Operating profit/(loss)

	53 weeks to 2 October 2004			52 weeks to 27 September 2003
	Before exceptional items	Exceptional Items	Total	Before exceptional items	Exceptional items	Total
	£m	£m	£m	£m	£m	£m
Food Service Equipment - North America	51.3	-	51.3	50.7	(3.0)	47.7
Food Service Equipment - Europe/Asia	6.7	-	6.7	10.2	(1.7)	8.5
Global Food Service Equipment	58.0	-	58.0	60.9	(4.7)	56.2
Food Retail Equipment	7.1	-	7.1	4.0	-	4.0
	65.1	-	65.1	64.9	(4.7)	60.2
Food Equipment goodwill amortisation	(12.2)	-	(12.2)	(13.8)	-	(13.8)
Food Equipment	52.9	-	52.9	51.1	(4.7)	46.4
Property	2.7	-	2.7	5.4	(3.3)	2.1
Corporate costs	(10.5)	(3.2)	(13.7)	(9.5)	(4.5)	(14.0)
	45.1	(3.2)	41.9	47.0	(12.5)	34.5

	14 weeks to 2 October 2004			13 weeks to 27 September 2003
	Before exceptional items	Exceptional Items	Total	Before exceptional items	Exceptional items	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	£m	£m	£m	£m	£m	£m
Food Service Equipment - North America	16.9	-	16.9	17.3	(1.3)	16.0
Food Service Equipment - Europe/Asia	1.7	-	1.7	3.3	(1.5)	1.8
Global Food Service Equipment	18.6	-	18.6	20.6	(2.8)	17.8
Food Retail Equipment	2.9	-	2.9	2.1	-	2.1
	21.5	-	21.5	22.7	(2.8)	19.9
Food Equipment goodwill amortisation	(3.2)	-	(3.2)	(3.6)	-	(3.6)
Food Equipment	18.3	-	18.3	19.1	(2.8)	16.3
Property	4.4	-	4.4	5.4	(0.8)	4.6
Corporate costs	(3.9)	(3.2)	(7.1)	(3.3)	(1.7)	(5.0)
	18.8	(3.2)	15.6	21.2	(5.3)	15.9

Notes to the financial statements (continued)

4. Exceptional items

(a) Operating exceptional items	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m
Restructuring costs and cost reduction measures	-	6.1
Vacant leasehold provisions	-	3.3
Litigation costs	3.2	3.1

Operating exceptional items	3.2	12.5

2004

Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37m paid by Consolidated to Enodis Group between 1988 and 1998. On 28 July 2004, the Bankruptcy Court for the Northern District of Indiana issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and held that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the Trustee was entitled to recover $30m paid by Consolidated, plus prejudgement interest, for a total of approximately $43m. This judgement is in addition to the summary judgement issued by the United States District Court for the Northern District of Indiana previously discussed in our 2003 Annual Report in the amount of approximately $8.6m. Enodis Group has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the District Court when it is appropriate to do so. The Directors, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful. As a result of the decision to appeal, the Group has reassessed its accruals for legal costs for defending the claims and has provided a further £3.2m (2003: £3.1m). The Group’s view of the outcome of the Consolidated Industries litigation remains unchanged. (See note 8).

In the period an increase in vacant leasehold provisions of £0.9m has been charged to pre-exceptional operating profit.

2003

On 8 April 2003, the Group announced a restructuring and cost reduction programme including salaried headcount reduction and the relocation of the CEO’s office to Tampa, Florida. Subsequently, further restructuring programmes were announced in Europe.

In addition, as a result of a slowdown in the property market, £3.3m was recognised in respect of vacant leasehold properties.

Following the adverse summary judgement on certain of the claims totalling $8.6m referred to above, the Group provided £3.1m in respect of additional legal costs to be incurred in defending the claims.

(b) Disposal of businesses	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Profit/(loss) on disposals	2.2	3.3

2004

In November 2003 and in April 2004 respectively, the majority of warranties and indemnities that the Group gave at the time of the disposal of two of its subsidiaries expired. As a result, accruals of £0.9m and £1.3m have been credited to the profit and loss account in Q104 and Q204 respectively.

2003

In February 2003, the Group paid £1.3m to release it from the majority of the warranties and indemnities that were given at the time of the disposal of one of its subsidiaries. As a result, accruals of £2.5m, along with £0.8m from other disposals, were credited to the profit and loss account in Q103 and Q403 respectively.

Notes to the financial statements (continued)

(c) Net interest payable and similar charges	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m
Deferred financing fees	2.7	-

	2.7	-

Deferred finance fees written off of £2.7m relate to amounts previously capitalised in respect of the senior credit facility that was replaced by the Group’s refinancing that was completed on 17 September 2004.

5. Taxation

(a) Analysis of charge in period	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

The tax charge for the current period comprised:
UK taxation at 30% (2003:30%)	-	-
Foreign taxation - current year	7.1	7.4
- prior year	(0.7)	(0.7)
	6.4	6.7
Deferred taxation	(23.9)	1.5
	(17.5)	8.2
Tax relief on exceptional items	(1.2)	(1.8)
	(18.7)	6.4

(b) The Group’s view of the impact of the expected recovery in its North American businesses and associated tax planning strategies has led it to recognise additional deferred tax assets principally relating to the benefit arising from its past US tax losses of £23.9m.
(c) The Group's current tax rate benefits from the effect of tax losses brought forward.
(d) For the 53 weeks ending 2 October 2004, the tax relief on exceptional items includes a deferred tax benefit of £1.1m (2003 : £1.6m) and a current tax benefit of £0.1m (2003 : £0.2m).

Notes to the financial statements (continued)

6. Earnings per share

	53 weeks to	52 Weeks to	14 weeks to	13 weeks to
	2 October	27 September	2 October	27 September
	2004	2003	2004	2003
			(Unaudited)	(Unaudited)
	£m	£m	£m	£m
Retained profit/(loss) attributable to shareholders	43.9	9.4	32.2	8.0

	m	m	m	m

Basic weighted average number of shares	399.6	399.2	399.8	399.2
Dilutive number of shares from executive share option schemes	2.3	-	2.9	-
Diluted weighted average number of shares	401.9	399.2	402.7	399.2

	53 weeks to	52 weeks to	14 weeks to	13 weeks to
	2 October	27 September	2 October	27 September
	2004	2003	2004	2003
			(Unaudited)	(Unaudited)
	Pence	pence	Pence	pence
Basic earnings per share	11.0	2.4	8.1	2.0
Effect per share of:
Exceptional items	0.6	1.8	1.2	0.7
Goodwill amortisation	3.1	3.5	0.8	0.9
Pre-exceptional deferred taxation	(6.0)	0.3	(6.0)	0.4
Adjusted basic earnings per share	8.7	8.0	4.1	4.0

Diluted earnings per share	10.9	2.4	8.0	2.0
Effect per share of:
Exceptional items	0.6	1.8	1.2	0.7
Goodwill amortisation	3.1	3.5	0.8	0.9
Pre-exceptional deferred taxation	(6.0)	0.3	(6.0)	0.4
Adjusted diluted earnings per share	8.6	8.0	4.0	4.0

Adjusted earnings per share before exceptional items (note 4), goodwill amortisation and deferred taxation are disclosed to reflect the underlying performance of the Group.

Notes to the financial statements (continued)

7. Foreign currency translation

The results of subsidiary companies reporting in currencies other than Pounds Sterling, principally US dollars, have been translated at the following rates:

	53 weeks to	52 weeks to	14 weeks to	13 weeks to
	2 October	27 September	2 October	27 September
	2004	2003	2004	2003

Average exchange Rate £1= US$	1.79	1.60	1.81	1.61
Closing exchange Rate £1 =US$	1.80	1.66	1.80	1.66

8.  Contingencies

Enodis Corporation and several other parties have been named in a lawsuit filed in the United States Bankruptcy Court for the Northern District of Indiana, Freeland v. Enodis, et al. In the case, the bankruptcy trustee sought to hold Enodis Corporation liable as the “alter ego” of its former subsidiary Consolidated Industries Corporation (“Consolidated”), for the debts and other liabilities of Consolidated. Enodis Corporation sold Consolidated to an unrelated party in 1998. Shortly after the sale, Consolidated commenced bankruptcy proceedings. In addition to the “alter ego” claim, the trustee asserted a variety of bankruptcy and equitable claims seeking to recover up to $37m paid by Consolidated to Enodis Group between 1988 and 1998. As previously discussed in our 2003 Annual Report, on 7 January 2003, the Indiana District Court entered a partial summary judgment for $8.6m against Enodis Corporation in relation to the complaint by the Trustee that the purchase price paid to Enodis for the share capital of Consolidated was a fraudulent transfer under US bankruptcy law. On 28 July 2004, the Bankruptcy Court issued an opinion dismissing all claims against all defendants other than Enodis Corporation, and holding that the trustee was not entitled to assert the alter ego claims against Enodis Corporation. However, the Court also held that the trustee was entitled to recover $30m paid by Consolidated, plus prejudgment interest, for a total of approximately $43m. This judgment is in addition to the summary judgment issued by the United States District Court in 2003. Enodis Group has appealed the adverse portion of the decision of the Bankruptcy Court and will appeal the previous adverse decision of the District Court when it is appropriate to do so. The Directors, having considered advice from external legal counsel, believe the adverse portion of the decision of the Bankruptcy Court and the decision of the District Court to be in error, and based on said advice further believe it is probable that Enodis’ appeals will be successful.

The Group is also involved in other Consolidated lawsuits involving $3.25m of specified claims as well as other claims for unspecified damages. These claims are currently pending and we continue to defend them vigorously.

Other parties in cases pending against Consolidated have threatened to sue Enodis Corporation as Consolidated's alter ego.

Currently, however, no party other than the Trustee is actively pursuing this theory against Enodis Corporation.

Notes to the financial statements (continued)

9. Supplementary information for US Investors

Reconciliation to generally accepted accounting principles in the United States of America

The consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to operating profit/(loss) and net profit/(loss) for the period required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP.

	53 weeks to	52 weeks to
	2 October	27 September
	2004	2003
	£m	£m

Retained profit/(loss) in accordance with UK GAAP	43.9	9.4
Items increasing/(decreasing) UK GAAP operating profit/(loss) (*):
- Goodwill amortisation	12.1	13.5
- Pension costs	(3.2)	2.2
- Deferred taxation	(25.9)	(36.9)
- Other	(1.4)	2.6

Retained profit/(loss) in accordance with US GAAP before cumulative effect of change in accounting principle	25.5	(9.2)
Cumulative effect of change in accounting principle (SFAS 142)	-	(84.9)
Net profit/(loss) in accordance with US GAAP	25.5	(94.1)

Retained profit/(loss) in accordance with US GAAP is represented by:
Net profit/(loss) from continuing operations	23.3	(11.7)
Gain on sale of discontinued operations	2.2	2.5
Cumulative effect of change in accounting principle	-	(84.9)
Retained profit/(loss) in accordance with US GAAP	25.5	(94.1)

(*) All adjustments exclude the effect of taxes, with all tax related adjustments included within the deferred taxation line item.

Description of differences
A discussion of the material variations in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with UK GAAP from the principles, practices and methods generally accepted in the US is provided in the annual report as of 27 September 2003. Other than our adoption of UITF38 (see note 1), there have been no new material variations between UK GAAP and US GAAP accounting principles, practices and methods used in preparing these consolidated financial statements.

Other unaudited financial information

(i) Reconciliation of like-for-like information in the 53 weeks to 2 October 2004

	53 Weeks to 2 October 2004	52 weeks to 27 September 2003	Effect of Foreign Exchange	Like-for-like 27 September 2003	Like-for-like increase/ (decrease)

a) Turnover	£m	£m	£m	£m	%
Food Service Equipment - North America	395.9	408.4	(39.5)	368.9	7%
Food Service Equipment - Europe/Asia	145.3	144.5	(0.5)	144.0	1%

Global Food Service Equipment	541.2	552.9	(40.0)	512.9	6%

Food Retail Equipment	103.5	110.8	(11.2)	99.6	4%

Food Equipment	644.7	663.7	(51.2)	612.5	5%

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	51.3	50.7	(4.9)	45.8	12%
Food Service Equipment - Europe/Asia	6.7	10.2	(0.1)	10.1	(34%)

Global Food Service Equipment	58.0	60.9	(5.0)	55.9	4%

Food Retail Equipment	7.1	4.0	(0.5)	3.5	103%

Food Equipment	65.1	64.9	(5.5)	59.4	10%

(ii) Reconciliation of like-for-like information for the 14 weeks to 2 October 2004

	14 weeks to 2 October 2004	13 weeks to 27 September 2003	Effect of Foreign Exchange	Like-for-like 27 September 2003	Like-for-like Increase/ (decrease)

a) Turnover	£m	£m	£m	£m	£m
Food Service Equipment - North America	115.5	109.0	(11.3)	97.7	18%
Food Service Equipment - Europe/Asia	38.6	39.8	(1.0)	38.8	(1%)

Global Food Service Equipment	154.1	148.8	(12.3)	136.5	13%

Food Retail Equipment	34.0	32.3	(3.4)	28.9	18%

Food Equipment	188.1	181.1	(15.7)	165.4	14%

b) Operating profit before exceptional items, goodwill amortisation, property and corporate costs
Food Service Equipment - North America	16.9	17.3	(1.7)	15.6	8%
Food Service Equipment - Europe/Asia	1.7	3.3	(0.1)	3.2	(47%)

Global Food Service Equipment	18.6	20.6	(1.8)	18.8	(1%)

Food Retail Equipment	2.9	2.1	(0.3)	1.8	61%

Food Equipment	21.5	22.7	(2.1)	20.6	4%

Other unaudited financial information (continued)

(iii) Reconciliation of non-UK GAAP measures

	53 weeks to 2 October 2004	52 weeks to 27 September 2003	14 weeks to 2 October 2004	13 weeks to 27 September 2003
	£m	£m	£m	£m
a) Adjusted operating profit/(loss)
Operating profit/(loss) Add back:	41.9	34.5	15.6	15.9
Goodwill amortisation	12.2	13.8	3.2	3.6
Exceptional profit/(loss)	3.2	12.5	3.2	5.3

Adjusted operating profit/(loss)	57.3	60.8	22.0	24.8

b) Adjusted profit/(loss) before tax
Profit/(loss) before tax Add back:	25.3	15.9	9.6	11.2
Goodwill amortisation	12.2	13.8	3.2	3.6
Exceptional profit/(loss)	3.7	9.2	5.9	4.5

Adjusted Profit/(loss) before tax	41.2	38.9	18.7	19.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                    ENODIS PLC

November 23, 2004                                                     By:              /s/ David McCulloch

                                                                                          Name:   David McCulloch

                                                                                          Title:      Chief Executive Officer